VIA EDGAR TRANSMISSION	December 17, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Sands China Ltd.
Registration Statement on Form F-4 (File No. 333-249510)
Ladies and Gentlemen:
Reference is made to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) of Sands China Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), relating to the Company’s offer to exchange (the “Exchange Offer”) all of its currently outstanding 3.800% Senior Notes due 2026 and 4.375% Senior Notes due 2030 (collectively, the “Outstanding Notes”), which were issued and sold in a transaction exempt from registration under the Securities Act of 1933 (the “Securities Act”), for an equal principal amount of its newly issued 3.800% Senior Notes due 2026 and 4.375% Senior Notes due 2030 (collectively, the “Exchange Notes”), respectively, which will be registered under the Securities Act.
The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), as interpreted in the Staff letters to Morgan Stanley & Co., Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In connection therewith, we represent as follows:
(1)The Company has not entered into any arrangement or understanding with any person who will receive the Exchange Notes to distribute such Exchange Notes following completion of the Exchange Offer, and to the best of the Company’s information and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes.
(2)In this regard, the Company will disclose to each person participating in the Exchange Offer (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as underwriter in the prospectus. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

United States Securities and Exchange Commission
December 17, 2020

(3)The Company will include in the letter of transmittal:
(a)An acknowledgment by each person participating in the Exchange Offer that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
(b)If a person participating in the Exchange Offer is a broker-dealer exchanging Outstanding Notes it acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).
(4)The Company has not, nor has any affiliate of the Company, entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.
If you have any questions concerning this letter, or if you require any additional information, please contact David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 or by email (david.goldschmidt@skadden.com).

Very truly yours,
Sands China Ltd.
By:	/s/ Dylan James Williams
Dylan James Williams
General Counsel and Company Secretary

cc: David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP